Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Cellco Partnership (d/b/a Verizon Wireless)

(dollars in millions, except ratio data)	Twelve Months Ended December 31, 2009
Earnings:
Pretax income from continuing operations	$15,481
Equity in income from unconsolidated entities	(68)
Noncontrolling interests	(286)
Interest expense(1)	1,141
Portion of rent expense representing interest	551
Amortization of capitalized interest	70
Distributions from unconsolidated entities	67

Earnings, as adjusted	$16,956

Fixed Charges:
Interest expense(1)	$1,141
Capitalized interest	356
Preferred return requirement of a consolidated subsidiary	–
Portion of rent expense representing interest	551

Fixed charges	$2,048

Ratio of earnings to fixed charges	8.28

(1)

As permitted, under the accounting standard relating to the accounting for uncertainty in income taxes (see Notes 1 and 9 of the consolidated financial statements), we classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.